

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Matthew Flemming
Chief Executive Officer
TRICCAR INC.
220 Travis Street, Suite 501
Shreveport, Louisiana 71101

> **Re: TRICCAR INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed July 20, 2021**
> **File No. 000-30746**

Dear Mr. Flemming:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation